

July 23, 2013

Via E-mail
George M. Carrara
Chief Financial Officer
Fifth & Pacific Companies, Inc.
1441 Broadway
New York, NY 10018

      Re: Fifth & Pacific Companies, Inc.
              Form 10-K for the Year Ended December 29, 2012
              Filed February 21, 2013
              File No. 001-10689

Dear Mr. Carrara:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Tia L. Jenkins

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel, and
                    Mining